UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Verona Pharma plc

(Name of Issuer)

Ordinary shares, nominal value £0.05 per share

(Title of Class of Securities)

925050106**

(CUSIP Number)

July 17, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight ordinary shares. No CUSIP number has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106**

1	NAMES OF REPORTING PERSONS Perceptive Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,118,145 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,118,145 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,118,145 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

Represents (i) 4,618,145 American Depositary Shares (“ADSs”) representing 36,945,160 Ordinary Shares of the Issuer and (ii) 500,000 ADS issuable upon exercise of options held by the Reporting Persons representing 4,000,000 Ordinary Shares of the Issuer. Each ADS represents eight Ordinary Shares.

CUSIP No. 925050106**

1	NAMES OF REPORTING PERSONS Joseph Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,118,145 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,118,145 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,118,145 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents (i) 4,618,145 ADSs representing 36,945,160 Ordinary Shares of the Issuer and (ii) 500,000 ADS issuable upon exercise of options held by the Reporting Persons representing 4,000,000 Ordinary Shares of the Issuer. Each ADS represents eight Ordinary Shares.

CUSIP No. 925050106**

1	NAMES OF REPORTING PERSONS Perceptive Life Sciences Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,118,145 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,118,145 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,118,145 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Represents (i) 4,618,145 ADSs representing 36,945,160 Ordinary Shares of the Issuer and (ii) 500,000 ADS issuable upon exercise of options held by the Reporting Persons representing 4,000,000 Ordinary Shares of the Issuer. Each ADS represents eight Ordinary Shares.

Item 1(a).	Name of Issuer:

Verona Pharma plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 More London

Riverside London SE1 2RE

United Kingdom

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Perceptive Advisors LLC (“Perceptive Advisors”)

Joseph Edelman (“Mr. Edelman”)

Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor

New York, NY 10003

Item 2(c).	Citizenship:

Perceptive Advisors is a Delaware limited liability company

Mr. Edelman is a United States citizen

The Master Fund is a Cayman Islands corporation

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value £0.05 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

925050106

The CUSIP number is for the American Depositary Shares (“ADSs”) that trade on the NASDAQ Global Market, each representing eight Ordinary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 648,654,174 outstanding Ordinary Shares, which if all held in ADS form, would be represented by 81,081,772 ADSs, as reported in the Issuer’s Form 10-Q filed on May 10, 2024.

Neither Perceptive Advisors nor Mr. Edelman directly holds any Ordinary Shares. The Master Fund directly holds (i) 4,618,145 ADSs representing 36,945,160 Ordinary Shares, and (ii) 500,000 ADS issuable upon exercise of options held by the Master Fund representing 4,000,000 Ordinary Shares. Each ADS represents eight Ordinary Shares. Perceptive Advisors serves as the investment manager to the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 29, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
	Name:	Joseph Edelman
	Title:	Managing Member